

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2022

Theodore Wang
Principal Executive
Mangomill plc
950 Third Avenue, 25th Floor
New York, NY 10022

   Re: Mangomill PLC
     Amendment No. 2 to Registration Statement on Form S-4
     Filed October 5, 2022
     File No. 333-265755

Dear Theodore Wang:

  We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 23, 2022 letter.

Amendment No. 2 to Registration Statement on Form S-4

Interests of Certain Persons in the Business Combination, page 48

1. We note that the Sponsor's acquisition of APHC securities was substantially funded by the "At Risk Capital Syndication." Highlight the fact that the At Risk Capital Syndication resulted in the Sponsor shifting any risk of holding APHC securities to the Syndicated Investors while also receiving compensation for selling the subject securities immediately. Address in more detail the risks to the public shareholders associated with this conflict of interest. Additionally, disclose the identity of the Syndicated Investors and discuss the pre-existing professional relationships between the Sponsor and the Syndicated Investors.

       You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

                                  Sincerely,

                                  Division of Corporation Finance
                                  Office of Technology

cc: Paul Shim